Exhibit 99.1

3SBio Inc. Enters Into Merger Agreement
For “Going Private” Transaction

SHENYANG, CHINA – February 8, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the terms of the Merger Agreement, each of the Company’s ordinary shares (a “Share”), including Shares represented by American Depositary Shares, each representing seven Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$2.20 in cash per Share, or US$15.40 per ADS, without interest, except for (i) the Shares beneficially owned by Parent, Merger Sub or certain Shares beneficially owned by certain directors, officers or employees of the Company (collectively, the “Rollover Shareholders”), and certain restricted shares and restricted share units issued by the Company to the Rollover Shareholders (collectively, the “Consortium Shares”), (ii) the Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and (iii) the Shares owned by holders who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended. The per Share consideration US$2.20 or per ADS consideration of US$15.40 represents a premium of approximately 32.9% over the closing price on September 11, 2012 and a 33.4% premium over the 30-trading day volume-weighted average closing price on September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Jing Lou, chairman and chief executive officer of 3SBio, and CPEChina Fund, .P., a China-focused private equity fund associated with CITIC Private Equity Funds Management Co. Ltd. (“CITIC PE” and together with Dr. Jing Lou and the other Rollover Shareholders, the “Buyer Group”). Collectively, the Consortium Shares owned by the Buyer Group represent approximately 18.1% of the Company’s total issued and outstanding share capital.

Parent intends to finance the merger through a combination of debt, equity and cash in the Company. Parent has entered into a facility agreement pursuant to which China CITIC Bank International Limited has agreed to provide debt financing for the transaction. CITIC PE has provided equity commitment. Dr. Jing Lou and CITIC PE each entered into a limited guaranty favor of the Company.

The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee formed by the Board of Directors (the “Independent Committee”), approved the Merger Agreement and the merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and authorize the

Merger Agreement and the merger. The Independent Committee, which is composed solely of independent directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its legal and financial advisors.

The merger contemplated in the Merger Agreement, which is currently expected to close during the second quarter of 2013, is subject to various closing conditions, including the approval by an affirmative vote of shareholders representing two-thirds or more of the Company’s ordinary shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders convened to consider the approval and adoption of the Merger Agreement and the merger, as well as certain other customary closing conditions. Dr. Jing Lou and the other Rollover Shareholders have agreed under a voting agreement to vote all the Consortium Shares in favor of the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs would no longer be listed on the NASDAQ global market.

Jefferies International Limited is serving as financial advisor to the Independent Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as United States legal advisor to the Independent Committee, and Walkers is serving as Cayman Islands legal advisor to the Independent Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as United States legal advisor to the Buyer Group, Akin Gump Strauss Hauer & Feld LLP is serving as United States legal advisor to CITIC PE, and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Buyer Group. BofA Merrill Lynch is serving as financial advisor to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed merger, which will include the Merger Agreement. All parties desiring details regarding the proposed merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail or the other means as permitted by law, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

3SBio Inc.
No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China
Telephone: (86 24) 2581-1820

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995, which may be identified by terminology such as “intend”,“expect,””will”or “would”, “may”or “might”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual outcome or results of events and matters to be materially different from those implied by such forward-looking statements. The risks and uncertainties may include: whether sufficient number of shareholders will view the terms favorably and vote to approve this transaction at the extraordinary general meeting; whether the Buyer Group will secure and receive financing; whether all the closing conditions and other terms of the transaction documents will be duly complied with or fulfilled; and other risks and uncertainties discussed in the documents filed or to be filed with the SEC by the Company, particularly the Schedule 13E-3 transaction statement and the proxy statement. These forward-looking statements reflect the

Company’s expectations as of the date of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com